Exhibit 99.1

PRESS RELEASE

Ron Eilon, CEO of yes, leaves his position after 12 years

Ran Guron, CEO of Pelephone, will manage yes

Guron will become CEO of yes on August 1, 2018

Tel Aviv, Israel – June 17, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced that Ron Eilon, CEO of yes, will be leaving the position at the end of July 2018 after serving for 12 years. Eilon will be replaced by the CEO of Pelephone, Ran Guron, who will manage both companies in parallel.

During his time as CEO of yes, Ron Eilon brought the company to financial strength, to holding the second largest market share in Israel of multi-channel television (40%), as well as to being a leader in content, technology, and excellent customer service.

Eilon positioned yes at the forefront of technological progress - it was the first in Israel to launch TV Everywhere and 4K quality broadcasts, led the launch of STING TV, and expanded yes’s areas of operations beyond the borders of Israel when he succeeded in setting up yes Studios, the international arm for the distribution and production of content abroad.

During his tenure, yes posted extraordinary achievements in content in the area of international purchases. It was the first company to bring HBO content to Israel 7 years ago and signed content agreements with some of the largest studios and brands in the world, including: FX and Showtime, as well as some of the most successful premium networks in the USA, CBS, Disney and more. In those years yes invested a great deal in Israeli production and released the most talked about original productions in Israel, which every year collected local and international prizes: the all-time Israeli successful series “Fauda”, “His Honor”, “Shtissel”, “Taagad”, “My Successful Sisters”, “The Good Policeman” and many more.

In his previous positions Eilon served as CFO and Deputy CEO of the Bezeq Group (2003-2006), as CFO of Mirs, as Deputy Head of Budgets at the Treasury and as a director in all the Group’s subsidiaries: yes, Pelephone, Bezeq International, Bezeq On-Line and BezeqCall.

Ron Eilon: “After a tenure of 12 years, I am winding up my position. I am proud to leave when yes is positioned in the forefront of the leading multi-channel television operators in the world, bringing every day to customers in Israel exciting content news and breakthrough technologies, in a competitive and challenging environment. I am particularly proud of the promotion of original Israeli productions around the world, with the help of yes Studios, the international arm for distribution and promotion of content, which has been responsible for a range of Israeli content deals that have been distributed around the world, including “Fauda”, “On the Spectrum”” and many others. yes will continue to excel on account of its employees - enthusiastic and creative people, TV lovers, who will continue to take it to future successes.

Shlomo Rodav, Chairman of the Bezeq Group: “Ron Eilon is terminating his service after 12 years with great achievements for yes. I have been with the Bezeq Group for many years and learned to appreciate Eilon’s excellent work - a strategic thinker, with exceptional management abilities, and experience over many years with the Israeli telecommunications market, which allowed him to lead yes to considerable growth and many achievements, despite the regulatory constraints applied to the Company and the entire Bezeq Group. I wish him every success for the future. Ran Guron, who is taking over as CEO of yes in parallel to his position as CEO of Pelephone, has many years’ experience in the telecommunications market in general and with the Bezeq Group in particular, which will assist him in his latest challenge, and I wish him every success in his new position.”